UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

JIUZI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Changes in Company’s Certifying Accountant.

Previous independent registered public accounting firm

On February 7, 2024, the audit committee (the “Audit Committee”) of the board of directors (“Board”) of Jiuzi Holdings Inc. (the “Company”) approved the dismissal of WWC, P.C. (“WWC”) as the Company’s independent registered public accounting firm, effective immediately. The auditor’s report of WWC on the Company’s consolidated financial statements as of and for either of the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report contained an uncertainty about the Company’s ability to continue as a going concern.

During the two most recent fiscal years and through the subsequent interim period preceding WWC’s resignation, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of WWC would have caused WWC to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years and through the subsequent interim period preceding the dismissal of WWC, there were no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

We furnished a copy of this disclosure to WWC and have requested that WWC furnish us with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”) stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from WWC, and a copy of the letter is filed with this report on Form 6-K as Exhibit 99.1.

New independent registered public accounting firm

On February 7, 2024, the Audit Committee approved the engagement of Audit Alliance LLP (“AA”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended October 31, 2023.

During the two most recent fiscal years and through the subsequent interim period preceding AA’s engagement, the Company has not consulted with AA regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that AA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Exhibits

Exhibit No.	Description
99.1	Letter of WWC, P.C. to the U.S. Securities and Exchange Commission dated February 7, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings, Inc.

Date: February 12, 2024	By:	/s/ Tao Li
Tao Li Chief Executive Officer

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